Filed Pursuant to Rule 433
Registration No. 333-180289
FREE WRITING PROSPECTUS
July 16, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
Equity Index Underlying Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Autocallable Yield Notes

▶ Autocallable Yield Notes linked to a reference asset consisting of the Russell 2000® Index and the SPDR® S&P® Metals & Mining ETF

▶ 12-month term

▶ Annualized quarterly coupons of between 10.00% per annum and 12.00% per annum, to be determined on the Pricing Date

▶ Contingent return of principal, subject to the credit risk of HSBC USA Inc.

▶ If the notes are not called and a Trigger Event occurs, the return on the notes is linked to the performance of the least performing underlying

▶ Callable quarterly

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-3 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-2 of the accompanying ETF Underlying Supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 2.35% and referral fees of up to 0.60% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of discounts and referral fees exceed 2.35% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

12-Month Autocallable Yield Notes
Linked to the the Russell 2000® Index and the SPDR® S&P® Metals & Mining ETF

Indicative Terms*

Principal Amount	$1,000 per Note
Term	12 months
Call Feature	The Notes will be automatically called if the Official Closing Value of each Underlying is at or above its Initial Value on any Call Observation Date**. In such case, you will receive a payment, per $1,000 Principal Amount of Notes, equal to 100% of the Principal Amount together with any unpaid coupon payment on the corresponding Coupon Payment Date**.
Reference Asset	Composed of the the Russell 2000® Index ("RTY") (the "index") and the SPDR® S&P® Metals & Mining ETF ("XME") (the "index fund") (each an "Underlying" and together the "Underlyings").
Annual Coupon Rate	10.00% p.a. to 12.00% p.a. (to be determined on the Pricing Date), paid quarterly.
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows: ■ If a Trigger Event does not occur, 100% of the Principal Amount. ■ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, an amount equal to 100% of the Principal Amount. ■ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, an amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return of the Least Performing Underlying.
Trigger Event	A Trigger Event occurs if the Official Closing Value of any Underlying is below its Trigger Value on any scheduled trading day during the Observation Period**.
Trigger Value	For each Underlying, 60% of its Initial Value.
Final Return	For each Underlying: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Final Return.
Trade Date and Pricing Date	July 31, 2012
Settlement Date	August 3, 2012
Maturity Date	August 6, 2013

* As more fully described beginning on page FWP-4.
** See page FWP-5 for Observation Period, Call Observation Dates and Coupon Payment Dates.

The Notes

The Notes may be suitable for investors who believe the value of both Underlyings will remain flat or appreciate and who seek the potential for enhanced quarterly coupon payments (relative to the yield on traditional conventional debt securities with a similar term and issued by issuers with a credit rating similar to ours), regardless of the performance of the Reference Asset as long as the Notes are not automatically called.

If the Notes are not automatically called and if a Trigger Event does not occur during the Observation Period, you will receive the Principal Amount of your Notes at maturity.

If the Notes are not automatically called and if a Trigger Event occurs with respect to any Underlying in the Reference Asset during the Observation Period, you may lose some or all of your initial investment, but will keep any coupon payments made to you during the term of the Notes. If you lose some or all of your initial investment, even with any coupon payments, your yield on an investment in the Notes may be negative.

If both Underlyings are at or above their respective Initial Values on any Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount together with any unpaid coupon payments on the corresponding Coupon Payment Date.

The offering period for the Notes is through **July 31, 2012**



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called and whether a Trigger Event occurs. Regardless of whether or not a Trigger Event occurs, you will receive your quarterly coupons on each Coupon Payment Date, subject to your Notes being automatically called. If you lose some or all of your initial investment, even with any coupon payments, your yield on an investment in the Notes may be negative.



Information about the Reference Asset

Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of June 30, 2012 were: Financial Services, Consumer Discretionary, Technology, Producer Durables, and Health Care.

SPDR® S&P® Metals & Mining ETF

The XME seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Metals & Mining Select Industry™ Index, which measures the performance of the Metals & Mining segment of the U.S. equity market.

For further information on the Reference Asset please see "Information Relating to the Reference Asset" beginning on page FWP-15 and "The Russell 2000® Index" in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
12-Month Autocallable Yield Notes



This free writing prospectus relates to a single offering of Autocallable Yield Notes. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of one index and one index fund (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Russell 2000® Index ("RTY") (the "index") and the SPDR® S&P® Metals & Mining ETF ("XME") (the "index fund") (each an "Underlying" and together the "Underlyings")
Trade Date:	July 31, 2012
Pricing Date:	July 31, 2012
Settlement Date:	August 3, 2012
Final Valuation Date:	August 1, 2013 subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be August 6, 2013. The Maturity Date is subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Call Feature:	We will automatically call the Notes if the Official Closing Value of each Underlying is at or above its Initial Value on any Call Observation Date. If the Notes are automatically called, they will be redeemed on the corresponding Coupon Payment Date, per $1,000 Principal Amount of Notes, at 100% of their Principal Amount together with any unpaid coupon payment.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus any coupon payment.
Final Settlement Value:	**If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows:** ▸ *If a Trigger Event does not occur, 100% of the Principal Amount.* ▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, an amount equal to 100% of the Principal Amount.* ▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying. In such a case, you may lose up to 100% of your investment regardless of the performance of the other Underlyings.*
Trigger Event:	A Trigger Event occurs if the Official Closing Value of any Underlying is below its Trigger Value on any trading day during the Observation Period.
Trigger Value:	For each Underlying, 60% of the Initial Value of such Underlying.
Least Performing Underlying:	The Underlying with the lowest Final Return.

Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Observation Periods" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Call Observation Dates:	November 1, 2012, February 1, 2013, May 1, 2013 and August 1, 2013 (the Final Valuation Date). The Call Observation Dates are subject to postponement as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Annual Coupon Rate (paid quarterly):	Between 10.00% per annum and 12.00% per annum (to be determined on the Pricing Date).
Coupon Payment Dates:	November 6, 2012, February 6, 2013, May 6, 2013 and August 6, 2013 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Initial Value:	The Official Closing Value of the relevant Underlying on the Pricing Date.
Final Value:	The Official Closing Value of the relevant Underlying on the Final Valuation Date.
Official Closing Value:	With respect to each Underlying, the Official Closing Value on any trading day for such Underlying will be the closing level or closing price, as applicable, of the Underlying as determined by the calculation agent as described under "Payment on the Notes — Official Closing Value" on page FWP-7 below.
CUSIP/ISIN:	4042K1Y64 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-3 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Value of each Underlying is at or above its Initial Value on any Call Observation Date. If the Notes are automatically called, investors will receive, on the corresponding Coupon Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount together with any unpaid coupon payment.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus any coupon payment) determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, an amount equal to 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying, which will result in a Final Settlement Value less than the Principal Amount.

Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The expected Coupon Payment Dates are November 6, 2012, February 6, 2013, May 6, 2013 and August 6, 2013 (which is also the expected Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes – Interest and Principal Payments – Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

The Annual Coupon Rate will be between 10.00% per annum and 12.00% per annum and will be determined on the Pricing Date.

Official Closing Value

With respect to each Underlying, the Official Closing Value on any trading day will be determined by the calculation agent based upon the closing level of such index or closing price of such index fund, as applicable, displayed on the following pages on Bloomberg Professional® service: for RTY page "RTY <INDEX>" and for XME, "XME UP <EQUITY>", and with respect to the XME, adjusted by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. With respect to any of the foregoing, if the value for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Observation Period

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Observation Periods" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuer and Reference Sponsor

With respect to RTY, the Russell Investment Group is the reference sponsor. With respect to XME, the SPDR® Series Trust is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Value of each of the Underlyings will not decline by more than 40%, as compared to the Initial Value, at any time during the term of the Notes.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Value of each Underlying is at or above its Initial Value.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to forego distributions paid on the index fund or on stocks comprising the index included in the Reference Asset.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Value of one or both of the Underlyings will decline by more than 40%, as compared to the Initial Value, at any time during the term of the Notes.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Value of each Underlying is at or above its Initial Value, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer to receive the distributions paid on the index fund or on stocks comprising the index included in the Reference Asset.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising any Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, the accompanying Equity Index Underlying Supplement and the accompanying ETF Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General risks related to Indices" in the Equity Index Underlying Supplement;

▶ "— Small-Capitalization or Mid-Capitalization Companies Risk" in the Equity Index Underlying Supplement;

▶ "— General risks related to Index Funds" in the ETF Underlying Supplement;

▶ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose your entire initial investment.

The Notes do not guarantee return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and if a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the value of the Least Performing Underlying falls to zero. You may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any coupon payment. Payment of any amount at maturity is subject to the credit risk of HSBC.

You will not participate in any appreciation in the value of any of the Underlyings included in the Reference Asset.

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or if the Notes are automatically called. Even if the Final Return of each Underlying in the Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupons. Under no circumstances, regardless of the extent to which the value of any Underlying appreciates, will your return exceed the total amount of the coupons. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to any Underlying, your return will be based on the Final Return of the Least Performing Underlying.

The performance of any of the Underlyings may cause a Trigger Event to occur. If a Trigger Event occurs and the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying or which Underlying caused the Trigger Event to occur. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is negative and a Trigger Event occurs, even if there is an increase in

the value of the other Underlying. This could be the case even if the other Underlying caused the Trigger Event to occur or the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the values of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying of the Underlyings to which the Notes are linked.

Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor or reference issuer concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the value of such Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the Notes.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Value of any Underlying at any time during the Observation Period, including on a Call Observation Date or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying's Final Return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▶ Principal Amount: $1,000

▶ Trigger Value: 60% of the Initial Value of each Underlying

▶ Hypothetical Annual Coupon Rate (paid quarterly): 10.00% per annum. The actual Annual Coupon Rate will be determined on the Pricing Date and will not be less than 10.00% per annum or greater than 12.00% per annum.

▶ The Notes are held until maturity and are not automatically called early.

	Trigger Event Does Not Occur[1]				Trigger Event Occurs[2]			
Least Performing Underlying's Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes
100.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
90.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
80.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
70.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
60.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
50.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
40.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
30.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
20.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
10.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
0.00%	$100	$1,000	$1,100	10.00%	$100	$1,000	$1,100	10.00%
-10.00%	$100	$1,000	$1,100	10.00%	$100	$900	$1,000	0.00%
-20.00%	$100	$1,000	$1,100	10.00%	$100	$800	$900	-10.00%
-25.00%	$100	$1,000	$1,100	10.00%	$100	$750	$850	-15.00%
-30.00%	$100	$1,000	$1,100	10.00%	$100	$700	$800	-20.00%
-40.00%	$100	$1,000	$1,100	10.00%	$100	$600	$700	-30.00%
-50.00%	N/A	N/A	N/A	N/A	$100	$500	$600	-40.00%
-60.00%	N/A	N/A	N/A	N/A	$100	$400	$500	-50.00%
-70.00%	N/A	N/A	N/A	N/A	$100	$300	$400	-60.00%
-80.00%	N/A	N/A	N/A	N/A	$100	$200	$300	-70.00%
-90.00%	N/A	N/A	N/A	N/A	$100	$100	$200	-80.00%
-100.00%	N/A	N/A	N/A	N/A	$100	$0	$100	-90.00%

[1] The Official Closing Value of neither Underlying falls below its respective Trigger Value on any trading day during the Observation Period.

[2] The Official Closing Value of either Underlying falls below its Trigger Value on any trading day during the Observation Period.

[3] Assuming the Annual Coupon Rate is 10.00% and the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $100, with hypothetical coupon payments of $25.00 made on each Coupon Payment Date.

Hypothetical Examples of the Final Settlement Value

The three examples below set forth a sampling of hypothetical Final Settlement Values based on the following assumptions:

▶ Principal Amount of Notes: $1,000

▶ Trigger Value: 60% of the Initial Value of each Underlying

▶ Hypothetical Annual Coupon Rate (paid quarterly): 10.00% per annum. The Annual Coupon Rate will be determined on the Pricing Date and will not be less than 10.00% per annum or greater than 12.00% per annum.

▶ Hypothetical Initial Value: 800.00 with respect to the RTY and $40.00 with respect to the XME

The actual Initial Values with respect to the RTY and XME will be determined on the Pricing Date.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Coupon Payment Date corresponding to a Call Observation Date on which the Notes are automatically called, as applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and a Trigger Event will occur and, if so, whether and to what extent the Final Return of the Least Performing Underlying will be less than zero.

Example 1: The Notes are not automatically called and a Trigger Event occurs, even though the Least Performing Underlying never reaches or falls below its Trigger Value. Additionally, the Final Return of the Least Performing Underlying is less than zero.

Underlying	Initial Value	Lowest Official Closing Value of the Underlying during the Observation Period	Final Value on Final Valuation Date
RTY	800.00	440.00 (55% of Initial Value)	760.00 (95% of Initial Value)
XME	$40.00	$38.00 (95% of Initial Value)	$35.20 (88% of Initial Value)

Since the Official Closing Value of RTY is below its Trigger Value during the Observation Period, a **Trigger Event occurs**. XME is the Least Performing Underlying, even though its Official Closing Value never falls below its Trigger Value.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Value of XME} - \text{Initial Value of XME}}{\text{Initial Value of XME}}$$

= ($35.20 – $40.00) / $40.00= **-12.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

= $1,000 × (1 + -12%) = **$880.00**

Therefore, with the total coupon payment of $100.00 over the term of the Notes, the total payment on the Notes is $980.00.

Example 2: The Notes are not automatically called and a Trigger Event does not occur.

Underlying	Initial Value	Lowest Official Closing Value of the Underlying during the Observation Period	Final Value on Final Valuation Date
RTY	800.00	720.00 (90% of Initial Value)	720.00 (90% of Initial Value)
XME	$40.00	$34.00 (85% of Initial Value)	$34.00 (85% of the Initial Value)

Since the Official Closing Value of each Underlying was not below its Trigger Value, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $100.00 over the term of the Notes, the total payment on the Notes is $1,100.00.

Example 3: The Notes are automatically called on the first Coupon Payment Date.

Underlying	Initial Value	Official Closing Value on the first Call Observation Date
RTY	800.00	850.00
XME	$40.00	$45.00

Since the Official Closing Value of each Underlying was at or above its respective Initial Value, the Notes were automatically called and you are no longer entitled to receive any Final Settlement Value. Therefore, on the corresponding Coupon Payment Date you would receive your $1,000 Principal Amount of Notes plus the coupon payment of $25.00 owed to you on such date. As a result, on the corresponding Coupon Payment Date, you would be entitled to receive a total payment of $1,025.00. Once the Notes are automatically called, the Underlyings have no relevance in determining the payment owed to you on the corresponding Coupon Payment Date.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of June 30, 2012 were: Financial Services, Consumer Discretionary, Technology, Producer Durables and Health Care.

For more information about the RTY, see "The Russell 2000® Index" on page S-21 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from July 12, 2007 through July 11, 2012. The closing level for the RTY on July 11, 2012 was 792.26. We obtained the closing levels below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

Description of the XME

General

We have derived all information relating to the XME, including, without limitation, its make-up, performance, method of calculation and changes in its components from publicly available sources. The XME is a unit investment trust registered under the Investment Company Act of 1940 that is designed to generally replicate as closely as possible, before expenses, the total performance of the S&P Metals & Mining Select Industry^{TM} Index (the "XME Underlying Index"). The XME was created to provide investors with the opportunity to purchase a security representing a proportionate undivided ownership interest in a portfolio of securities consisting of all of the common stocks which comprise the XME Underlying Index. The XME is listed on the NYSE Arca under the ticker symbol "XME." Information provided to or filed with the SEC by the XME pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of the Notes, you should undertake an independent investigation of the XME as in your judgment is appropriate to make an informed decision with respect to an investment linked to the XME.

Investment Objective

The XME seeks to replicate as closely as possible, before fees and expenses, the total return of the XME Underlying Index, which measures the performance of the Metals & Mining segment of the U.S. equity market. The companies included in the XME Underlying Index are selected on the basis of Global Industry Classification Standards ("GICS") and liquidity and market cap requirements from a universe of companies defined by the S&P® Total Stock Market Index (the "S&P TMI"), a U.S. total market composite index. The inception date of the XME is June 19, 2006.

Investment Strategy — Replication

The XME pursues the indexing strategy of "replication" in attempting to track the performance of the XME Underlying Index. The XME will invest in all of the securities that comprise the XME Underlying Index. The XME will normally invest substantially all, but at least 80% of its total assets in common stocks that comprise the XME Underlying Index.

Correlation

The XME Underlying Index is a theoretical financial calculation, while the XME is an actual investment portfolio. The performance of the XME and the XME Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The XME, using a replication strategy, can be expected to have a smaller tracking error than a fund using the representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The XME Underlying Index

The XME Underlying Index is published by S&P Financial Services LLC ("S&P") and represents the Metals & Mining sub-industry portion of the S&P TMI. The XME Underlying Index is one of the 25 S&P Select Industry Indexes (the "Select Industry Indexes"), each designed to measure the performance of a narrow sub-industry determined based on the GICS. Membership in the Select Industry Indexes is based on the GICS classification, as well as liquidity and market cap requirements. As of September 30, 2011, the XME Underlying Index consists of 40 S&P TMI constituents belonging to the Metals & Mining GICS sub-industry classification that satisfy the following criteria: (i) are a U.S.-based company; and (ii) have a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio (defined by dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the last index rebalancing) of above 90% *or* have a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ration above 150%. The length of time to evaluate liquidity is reduced to the available trading period for initial public offerings or spin-offs that do not have 12 months of trading history.

If there are not 35 eligible constituents for the XME Underlying Index as a result of the application of the criteria described in the preceding paragraph, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds are included in order of their float-adjusted market capitalization. The market capitalization threshold may be relaxed to ensure that there are at least 22 stocks in the Index as of the rebalancing effective date. The market capitalization threshold and the liquidity threshold are each reviewed from time to time based on market conditions. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The S&P TMI tracks all the U.S. common stocks listed on the NYSE (including NYSE Arca), the NYSE Alternext, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. The XME Underlying Index is an equal weighted market cap index.

Computation of the XME Underlying Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the XME Underlying Index to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the XME Underlying Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the XME Underlying Index (i.e., its Market Value). Currently, S&P calculates the XME Underlying Index based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the XME Underlying Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the XME Underlying Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the U.S. or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

Treasury stock, stock options, restricted shares, equity participation units, warrants, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of common stock of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of common stock outstanding, the shares of the most liquid class of common stock and shares that are in an unlisted or non-traded class so long as such shares are convertible by shareholders into the class of common stock that is most liquid without undue delay and cost, are part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares of common stock outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares of common stock, by the total shares of common stock outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of common stock that are includible in the float, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this free writing prospectus, the XME Underlying Index is calculated using a base-weighted aggregate methodology: the level of the XME Underlying Index reflects the total Market Value of all the component stocks relative to the XME Underlying Index base date of June 28, 1991. The daily calculation of the XME Underlying Index is computed by determining the aggregate Market Value of the available float shares outstanding of each common stock comprising the XME Underlying Index, evaluated at its last sale price on the Relevant Exchange, and dividing the result by the Divisor which is designed to yield a resulting index value in the applicable magnitude (as opposed to an actual number in the billions). The Divisor is adjusted from time to time as discussed below.

The XME Underlying Index maintenance includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in index values is maintained by adjusting the Divisor for all changes in the XME Underlying Index constituents' share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the XME Underlying Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the XME Underlying Index require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the XME Underlying Index remains constant. This helps maintain the level of the XME Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the XME Underlying Index does not reflect the corporate actions of individual companies in the XME Underlying Index. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the XME Underlying Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the XME Underlying Index and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back— share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, no company removed from the index.	No
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the XME Underlying Index component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the XME Underlying Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the XME Underlying Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose common stock is included in the XME Underlying Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the XME Underlying Index are updated as required by any changes in the number of shares of common stock outstanding and then the Divisor is adjusted accordingly. In addition, changes in a company's shares of common stock outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Historical Performance of the XME

The following graph sets forth the historical performance of the XME based on the daily historical closing prices from July 12, 2007 through July 11, 2012. The closing price for the XME on July 11, 2012 was $39.97. We obtained the closing prices below from Bloomberg Professional[®] service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional[®] service.



The historical prices of the XME should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the XME during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to another Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 2.35% and referral fees of up to 0.60% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of discounts and referral fees exceed 2.35% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. In the opinion of Sidley Austin LLP, special U.S. tax counsel to us, the following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. We intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest" in the accompanying prospectus supplement for U.S. federal income tax considerations applicable to non-contingent debt instruments.

As described in the prospectus supplement under "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the 10.00 to 12.00 percent Annual Coupon Rate (to be determined on the Pricing Date) on the Notes among interest on the Deposit and Put Premium, [   ] percent constitutes interest on the Deposit and [ ] percent constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purpose. In the event that the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by, or included in, the Underlyings of the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by, or included in, one or more of the Underlyings of the Reference Asset is or becomes a PFIC or USRPHC.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

$ Autocallable Yield Notes

July 16, 2012

FREE WRITING PROSPECTUS